 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

 For the fiscal year ended December 31, 2017

Rayton Solar, Inc.

(Exact name of issuer as specified in its charter)

Delaware	46-4933370
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1729 21st Street, Santa Monica, CA	90404
(Address of principal executive offices)	(Zip code)

(310) 458-5900

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

RAYTON SOLAR, INC

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

PART II.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward-looking statements.

ITEM 1. BUSINESS

Overview

Rayton Solar, Inc. (the “Company” or “Rayton Solar”) was incorporated in the State of Delaware on October 17, 2013. The company’s goal is to develop the most cost-efficient source of renewable energy through ion implanted, ultra-thin, float zone silicon photovoltaic modules (“PV Modules”). Photovoltaics (“PV”) is a method of converting solar energy into direct current electricity using semiconducting materials that exhibit the photovoltaic effect. A solar photovoltaic module (solar panel) is composed of individual photovoltaic cells (solar cells). This crystalline-silicon module comprises 60 solar cells and has an aluminum frame and glass on the front. A photovoltaic system employs solar panels composed of a number of solar cells to supply usable solar power.

With the use of solar energy increasing after the US economic downturn post-2007, and tax incentives ending in 2021, the Company seeks to maximize the opportunity in the solar energy market by commercializing the manufacturing concept described below, which the Company believes will be more cost effective and efficient than current manufacturing techniques.

Principal Products and Services

Rayton Solar intends to use its technology to develop, manufacture, and sell ion implanted, ultra-thin, float zone silicon PV modules to wholesalers, contractors, developers, and consumers of solar energy panels.

Technology

Solar energy is expensive because of the existing technique used to create PV modules, which creates silicon waste. Currently, companies use a diamond wire cutting process to create these modules. This process uses 50 to 100 times more silicon than is needed for the silicon to be a charge carrier. The waste is created because half of the silicon ingot is sawed into dust during the manufacturing process, and because the process cannot slice the silicon thinner than 150-200 microns. The company believes that its technology, as described below, will create modules more efficiently than the solar industry average with zero silicon waste compared to the industry’s current 40-50% waste of the silicon ingot.

Using the particle accelerator co-developed with Phoneix Nuclear Labs LLC (“PNL”), Rayton Solar is able to achieve close to zero waste and create cost-efficient PV modules using the following manufacturing technology and process:

Step 1: Ion implantation via the particle accelerator. Protons are implanted 3 microns deep into the silicon ingot. The particle accelerator is currently capable of producing 6MW PV modules a year.

Step 2: Rapid thermal annealing. The implanted silicon is then annealed to a substrate directly off the ingot.

Step 3: Silicon exfoliation. The annealed silicon is separated from the ingot without any waste.

Step 4: Phosphorus diffusion, wiring, laminating, texturing, and testing. The annealed silicon then goes through an assembly line, where phosphorus diffusion is conducted on the cell to create a negative charge, the cell is wired via screen printing, laminated with glass and tested.

Engineering and Development to Date

Rayton Solar has been successful in manufacturing solar cells using the particle accelerator in a research and development setting. However, in order to produce solar cells at the rate of 150 per hour, which is the industry standard, the particle accelerator must be modified. The Company intends to build a robotic system that will allow the particle accelerator to produce solar cells at the industry rate.

Furthermore, once the Company has finalized its design on its solar panel, it must then go through UL certification in order to be able to sell the panels in the US market. Although Europe, China, India and other countries do not require UL certification, they each have their own certification processes, which the Company must satisfy before it can sell the panels in those countries.

Management

Information about the company’s management can be found in “Item 3. Directors and Officers”.

Market and Competition

The solar energy market is a global market whose primary customer base focuses on family homes and commercial developments. The company believes these users place a significant premium on the value of renewable energy and have demonstrated a willingness to pay for energy saving PV modules that also reduce energy costs. With current government subsidies decreasing in 2016 and energy costs rising in the economic market, the potential cost-saving mechanism of more cost-efficient solar energy is the projected future.

In this highly competitive industry, Rayton Solar plans to be a competitive wholesaler and sell its product to various retail installers including Solar City, Vivint, Verango, Solar World, and Petersen Dean. However, it does not yet have agreements to sell to such retail installers.

PV Material, Machinery and Suppliers

Rayton Solar will need a particle accelerator, Rapid Thermal Annealing (RTA) machinery which heats up silicon and is the catalyst for the exfoliation process, an assembly line which takes the final PV cell and puts it into a PV module, a Plasma Enhanced Chemical Deposition (PECD) machine, a screen printing machine, and photovoltaic raw material such as silicon ingots and applicable chemicals to manufacture 6MW PV modules. The particle accelerator that the Company intends to acquire is provided by PNL and costs $2,385,000. Rayton Solar will also work with various vendors to obtain RTA machinery, an assembly line, PECD, a screen printing machine, and PV raw material. Upon the acquisition of the particle accelerator and the necessary ancillary machinery, the Company would engage in rigorous testing before production of any PV cells or PV modules would take place.

Research and Development

Rayton Solar has invested $840,601 in 2017 and $407,199 in 2016 in research and development. The Company’s research and development costs consist primarily of payroll, equipment, and material costs.

Employees

The Company currently has six full-time employees and also works with multiple engineering contractors.

Regulation

Certification

UL LLC is a global independent safety science company with more than a century of expertise in safety solutions from public adoption of electricity to new breakthroughs in sustainability, renewable energy and nanotechnology. Dedicated to promoting safe living and working environments, UL helps safeguard people, products and places.

Rayton Solar’s greatest regulatory hurdle is obtaining a UL certification required to sell solar cell modules. UL certifies, validates, tests, verifies, inspects, audits, advises, and educates to help customers navigate growing complexities across the supply chain.

Environmental Regulations

Once it begins manufacturing its product, the Company may use, generate, and discharge toxic, volatile, or otherwise hazardous chemicals and wastes in its research and development, manufacturing, and construction activities. The Company will be subject to a variety of federal, state, and local governmental laws and regulations related to the purchase, storage, use, and disposal of hazardous materials. The Company expects to be required to obtain environmental permits necessary to conduct its business. Compliance with these laws and regulations may be costly and may have a material adverse effect on our business and results of operations.

Intellectual Property

The Company relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights.

The Company’s intellectual property includes U.S. Patent No. 9,404,198 directed to a process and related apparatus for manufacturing silicon wafers from a solid core ingot by way of ion implantation and exfoliation, which was issued August 2, 2016 and is set to expire on September 27, 2033; and U.S. Patent No. 9,499,921 directed to a process for manufacturing silicon wafers from float zone silicon, which was issued on November 22, 2016 and is set to expire on July 30, 2033.

Rayton Solar has a co-engineering agreement with PNL for the development of the ion implantation system of the particle accelerator. Pursuant to the agreement with PNL, PNL owns the intellectual property of the developed particle accelerator. Rayton Solar, however, has the exclusive right to this machine in the solar industry and receives a 3.5% royalty if the machine that was co-developed is sold outside of the solar industry. All other components of the manufacturing process, Rayton’s proprietary end station and modified off-the-shelf solar cell processing equipment, belong to Rayton Solar.

Litigation

During the year ended December 31, 2017, the Company received a cease-and-desist letter from one of its vendors, which alleged a breach of contract and included a demand for payment. The Company believes it has since uncovered a cross breach of contract and is in the process of determining the best course of action to move forward. As the Company believes a loss is not yet probable or reasonably estimable at this time, no liability has been accrued to date.

Properties

Rayton Solar does not own any real estate or significant assets.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results – 2017 Compared to 2016

Rayton Solar has not yet generated any revenues, and it does not expect to do so until after the necessary production machinery is received and prepared for production activity, UL certification is obtained, and the manufacturing and selling of PV modules or solar cells has begun.

General and administrative expenses increased to $2,228,405 from $930,927 for the years ended December 31, 2017 and 2016, respectively. General and administrative expenses increased primarily as a result of higher stock-based compensation expense and higher legal expenses.

Sales and marketing expenses increased to $2,622,663 from $491,948 for the years ended December 31, 2017 and 2016, respectively. Sales and marketing expenses increased primarily as a result of higher advertising expenses and the issuance of 500,000 shares of common stock with a fair value of $760,000 for video production services.

Research and development expenses increased to $840,601 from $407,199 for the years ended December 31, 2017 and 2016, respectively. Research and development expenses increased primarily as a result of higher payroll costs and higher engineering expenses.

As a result, Rayton Solar’s net loss increased to $5,697,767 from $1,835,862 for the years ended December 31, 2017 and 2016, respectively.

Liquidity and Capital Resources

We have an accumulated deficit at December 31, 2017 of $8,513,694. At December 31, 2017, the Company had cash of $146,166. The Company intends to raise additional funds through a Regulation A (Tier 2) offering to finance its operations.

Cash Flow

The following table summarizes, for the years indicated, selected items in our Statements of Cash Flows:

	For the Year Ended
	December 31,
	2017	2016
Net cash (used in) provided by:
Operating activities	$(3,190,538)	$(1,491,200)
Investing activities	$(1,563,680)	$(19,564)
Financing activities	$4,569,207	$1,477,590

Operating Activities

Cash used in operating activities increased to $3,190,538 from $1,491,200 for the years ended December 31, 2017 and 2016, respectively. The increase in cash used in operating activities was primarily due to a higher net loss.

Investing Activities

Cash used in investing activities increased to $1,563,680 from $19,564 for the years ended December 31, 2017 and 2016, respectively. The increase in cash used in investing activities is primarily due to deposits made towards the construction of a particle accelerator. Additional deposits will be made over the lead time required to build the particle accelerator.

Financing Activities

Cash provided by financing activities increased to $4,569,207 from $1,477,590 for the years ended December 31, 2017 and 2016, respectively. The increase in cash provided by financing activities was primarily due to more issuances of common stock for cash, primarily related to the Company’s Regulation A (Tier 2) offering during 2017.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect the liquidity, capital resources, market risk support, and credit risk support or other benefits.

ITEM 3. DIRECTORS AND OFFICERS

Name	Position	Age	Term of Office[1]	Approximate Hours per week for part-time employees
Executive Officers:
Andrew Yakub	CEO and Founder, President, Treasurer, Secretary	30	October 27, 2013	Full-time
Directors:
Andrew Yakub	Chairman of the Board of Directors	30	October 27, 2013	Full-time
James Rosenzweig	Director	57	February 18, 2014	n/a
Mark Goorsky	Director	56	February 18, 2014	n/a

1 Dates appointed to office.

Andrew Yakub, Chief Executive Officer and Chairman of the Board of Directors.

Andrew Yakub is the founder of the Company and has served as its Chief Executive Officer and Chairman of the Board of Directors since October 2013. Prior to Rayton Solar, in September 2009, Andrew founded and has since acted as the Chief Executive Officer of ReGen America, Inc., a producer of commercial and residential solar photovoltaic systems. In that position, he was responsible for the development of over 6 megawatts of solar installations. Mr. Yakub has ceased providing services to ReGen America, Inc. and currently devotes all of his time to Rayton Solar.

Named to Forbes’ “30 under 30” list in 2016, Mr. Yakub is a two time clean technology entrepreneur with a previous solar startup company. Mr. Yakub’s experience spans from UCLA’s Particle Beam Physics Lab to NASA’s Jet Propulsion Lab and has managed over 6 megawatts of commercial solar projects. He holds a Bachelor’s in Physics from UC Santa Barbara.

James Rosenzweig, Director

Dr. James Rosenzweig has been a Director at Rayton Solar since February 2014. He is a professor of physics at UCLA, a position he has held since 1999, and Chair of UCLA’s Physics and Astronomy Department. Dr. Rosenzweig is a world-renowned expert in the physics of intense, ultra-fast charged particle beams and their interactions. He is a frequent lecturer in the US Particle Accelerator School and the author or co-author of over 400 scientific articles, and several topical books in beam and accelerator science. Dr. Rosenzweig is a co-founder of RadiaBeam Technologies, a manufacturer of particle accelerator components, diagnostics and turnkey accelerator systems. Dr. Rosenzweig received his Ph.D. from the University of Wisconsin – Madison in 1988.

Mark Goorsky, Director

Mark Goorsky has been a Director at Rayton Solar since February 2014. Dr. Goorsky is a Professor of Materials Science and Engineering at UCLA, where he was chair of the department from 2004-2009. He received his Ph.D. in Materials Science and Engineering in 1989 from the Massachusetts Institute of Technology, and his B.S. in Materials Science and Engineering in 1984 from Northwestern University. Dr. Goorsky held a post-doctoral position at the IBM Thomas J. Watson Research Center (January 1989 - June 1991) and started at UCLA in 1991. Dr. Goorsky’s research focuses on materials integration and the relationship between materials defects and device performance in semiconductor structures. He is an expert in ion implantation, layer transfer and wafer bonding in addition to material integration for silicon-based implantation.

Significant Employees

Rayton Solar has engaged a team of experienced and world-renowned physicists and material science experts, distinguished entrepreneurs and managerial staff to further the business operations of the Company. However, the Company currently has no significant employees.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the compensation paid to our Chief Executive Officer for the year ended December 31, 2017.

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Andrew Yakub	Director and Chief Executive Officer	$150,000	$—	$150,000

Compensation for Directors

Directors James Rosenzweig and Mark Goorsky do not receive a salary; however, the Company granted to each of them an option to purchase 4,500,000 shares of Common Stock pursuant to the 2014 Equity Incentive Plan at an exercise price per share of $0.133 subject to the following vesting conditions: (i) 25% of the shares subject to each option shall vest and become exercisable on the first anniversary of the vesting commencement date (February 18, 2014) and (ii) the remaining 75% of the shares subject to each option shall vest and become exercisable in 12 successive equal quarterly installments. As of December 31, 2017, all of the 4,500,000 shares subject to each option had vested.

ITEM 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of Rayton Solar’s Common Stock, its only outstanding class of capital stock, as of December 31, 2017 by (i) each person whom the Company knows owned, beneficially, more than 10% of the outstanding shares of its Common Stock, and (ii) all of the current officers and directors as a group. Rayton Solar believes that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Andrew Yakub 25544 Paine Cir Stevenson Ranch, CA 91381	80,500,000 shares		56.7%
Common Stock	Marooned, Inc., 119 Washington Ave #101 Miami Beach, FL 33139	30,523,432 shares		21.5%
Common Stock	Directors: James Rosenzweig 3842 S. Beverly Dr. Los Angeles, CA 90034; Mark Goorsky, 23621 Via Beguine Valencia, CA 91355	0 shares	Options to purchase 9,000,000 shares of Common Stock	0% (6.0%)(1)

(1) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

ITEM 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

ReGen America, Inc. Long-Term Convertible Debt Agreement

During the year ended December 31, 2015, Rayton Solar entered into a convertible debt agreement with ReGen America, Inc. for $150,000. Andrew Yakub, CEO of Rayton Solar, is a 50% owner of ReGen America, Inc. The note bore interest of 3.25% with a 6% default rate. During the year ended December 31, 2017, the Company repaid the convertible debt and related accrued interest.

ITEM 6. OTHER INFORMATION

None.

ITEM 7. FINANCIAL STATEMENTS

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders

Rayton Solar, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Rayton Solar, Inc. (the “Company”) which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, stockholders’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rayton Solar, Inc. as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including sustained losses since inception raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon

Newport Beach, CA

April 30, 2018

RAYTON SOLAR, INC.

BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

	December 31, 2017	December 31, 2016

ASSETS

Current Assets
Cash	$146,166	$331,177
Prepaid expenses	366	—
Other current assets	1,435	6,300
Total Current Assets	147,967	337,477

Property and equipment, net	1,495,692	27,108
Deferred offering costs	—	92,510
Other assets	88,567	5,523
Total Assets	$1,732,226	$462,618

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$126,226	$58,317
Accrued liabilities	47,840	9,116
Loan payable – current	14,695	—
Total Current Liabilities	188,761	67,433

Noncurrent Liabilities
Long-term convertible debt – related party	—	150,000
Loan payable – noncurrent	105,305	—
Total Noncurrent Liabilities	105,305	150,000

Common stock, par value $0.0001; 200,000,000 shares authorized; 142,016,105 and 137,616,984 issued and outstanding as of December 31, 2017 and 2016, respectively	14,203	13,762
Additional paid-in capital	10,230,920	3,055,850
Subscription receivable	(293,269)	(8,500)
Accumulated deficit	(8,513,694)	(2,815,927)
Total Stockholders’ Equity	1,438,160	245,185
Total Liabilities and Stockholders’ Equity	$1,732,226	$462,618

 See accompanying notes to financial statements.

RAYTON SOLAR, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Year Ended
	December 31,
	2017	2016
Revenues	$—	$—

Operating Expenses
General and administrative	2,228,405	930,927
Sales and marketing	2,622,663	491,948
Research and development	840,601	407,199
Total Operating Expenses	5,691,669	1,830,074
Operating Loss	(5,691,669)	(1,830,074)

Other Expenses
Interest expense	5,298	4,988
Loss Before Income Taxes	(5,696,967)	(1,835,062)
Provision for income taxes	800	800
Net Loss	$(5,697,767)	$(1,835,862)

Net Loss per Common Share – Basic and Diluted:	$(0.04)	$(0.02)
Weighted Average Common Shares Outstanding – Basic and Diluted	140,222,173	114,363,614

See accompanying notes to financial statements.

RAYTON SOLAR, INC.

STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Subscription Receivable	Accumulated Deficit	Stockholders’ Equity
December 31, 2015	104,325,383	10,433	1,152,982	(8,500)	(980,065)	174,850
Sale of common stock for cash	29,261,601	2,929	1,567,171	—	—	1,570,100
Common stock issued for services	4,000,000	400	303,600	—	—	304,000
Stock option compensation	—	—	32,097	—	—	32,097
Net loss	—	—	—	—	(1,835,862)	(1,835,862)
December 31, 2016	137,616,984	$13,762	$3,055,850	$(8,500)	$(2,815,927)	$245,185
Sale of common stock	3,899,121	391	5,160,834	(284,769)	—	4,876,456
Offering costs	—	—	(369,759)	—	—	(369,759)
Common stock issued for services	500,000	50	759,950	—	—	760,000
Stock option compensation	—	—	1,624,045	—	—	1,624,045
Net loss	—	—	—	—	(5,697,767)	(5,697,767)
December 31, 2017	142,016,105	$14,203	$10,230,920	$(293,269)	$(8,513,694)	$1,438,160

See accompanying notes to financial statements.

RAYTON SOLAR, INC.

STATEMENTS CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	For the Year Ended
	December 31,
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,697,767)	$(1,835,862)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation	16,213	11,122
Stock-based compensation	2,384,045	336,097
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	338	—
Accounts payable	67,909	(9,031)
Accrued liabilities	38,724	6,474
Net cash used in operating activities	(3,190,538)	(1,491,200)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(53,797)	(19,564)
Construction in progress	(1,431,000)	—
Security deposit	(78,883)	—
Net cash used in investing activities	(1,563,680)	(19,564)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock	4,876,456	1,570,100
Offering costs	(277,249)	(92,510)
Proceeds from long-term borrowings	120,000	—
Repayment of related-party convertible debt	(150,000)	—
Net cash provided by financing activities	4,569,207	1,477,590

Decrease in cash	(185,011)	(33,174)
Cash, beginning of year	331,177	364,351
Cash, end of year	$146,166	$331,177

Supplemental disclosures of cash flow information:
Cash paid for interest	$4,815	$—
Cash paid for income taxes	$800	$800

See accompanying notes to financial statements.

RAYTON SOLAR, INC.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Rayton Solar, Inc. was incorporated on October 17, 2013 (“Inception”) in the State of Delaware. The Company’s headquarters are located in Santa Monica, California.  The Company has developed a photovoltaic (solar) panel manufacturing technology that allows for solar energy panels to be manufactured at a fraction of the current manufacturing cost. We expect this technology will render solar power to be less expensive than energy produced from fossil fuels. The financial statements of Rayton Solar, Inc. (which may be referred to as "Rayton," the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company’s activities have been, and will be, directed toward furthering the development of our technology and securing capital to purchase equipment that will allow us to put our technology into production. As a result of our stage of development, the Company has no revenue-producing assets. The Company operates in a rapidly changing technological market and its activities are subject to significant risks and uncertainties, including failing to secure additional funding to further exploit the Company’s current development.

Going Concern

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated revenues from principal operations and we have sustained losses since Inception. Because losses will continue until such time that the Company can procure equipment and complete development of manufacturing technology, we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next 12 months, the Company intends to fund its operations through the sale of common stock to third parties through its Regulation A (Tier 2) offering and other means of financing as available. If we cannot raise additional short-term capital, we may consume all of our cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition, and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash, accounts payable, accrued liabilities, and notes payable. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. The Company’s fixed assets are depreciated using the straight-line method over the estimated useful life of five (5) years. Leasehold improvements are depreciated over shorter of the useful life or lease life. Maintenance and repairs are charged to operations as incurred. Significant renewals and betterments are capitalized. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations.

Impairment of Long-Lived assets

The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There were no impairment losses during the years ended December 31, 2017 and 2016. There can be no assurance, however, that market conditions will not change or demand for the Company’s products and services will continue, which could result in impairment of long-lived assets in the future.

Deferred Rent

When a lease includes fixed escalations of the minimum lease payments, rental expense is recognized on a straight-line basis over the term of the lease. The difference between the straight-lined rental expense and amounts payable under the lease is included within deferred rent.

Equity Offering Costs

The Company accounts for offering costs in accordance with Accounting Standards Codification ("ASC") 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed. Offering costs charged to stockholders' equity totaled $369,759 for the year ended December 31, 2017. No offering costs were incurred during the year ended December 31, 2016.

Revenue Recognition

The Company will recognize revenue from sales of silicon solar modules when (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured. To date, no revenues have been generated.

Advertising

The Company expenses the cost of advertising as incurred. During the years ended December 31, 2017 and 2016, advertising expense was $1,381,521 and $1,749, respectively.

Research and Development

We incur research and development costs during the process of researching and developing our technologies and future manufacturing processes. Our research and development costs consist primarily of materials and outside services. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718, Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee’s requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or equity award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740, Income Taxes.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities. At December 31, 2017 and 2016, the Company has established a full reserve against all deferred tax assets.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

The Company had one vendor as of December 31, 2016 that made up 55% of accounts payable. There was no similar concentration as of December 31, 2017. The Company does not believe the loss of this vendor will have a material impact on the Company’s operations.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard will be effective for the Company beginning January 1, 2018. The Company does not believe the updated standard will have a material impact on the Company’s financial statements.

In February 2016, the FASB issued a new accounting standard update (ASU 2016-02, Leases (Topic 842)), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the balance sheet. The lease cost will be allocated over the lease term on a straight-line basis. This guidance will be effective on January 1, 2019, on a modified retrospective basis, with early adoption permitted. We are currently evaluating the impact of this guidance on our financial statements.

In July 2017, the FASB issued ASU 2017-11 – Earnings Per Share (Topic 260); Distinguishing Liabilities from Equity (Topic 480); Derivatives and Hedging (Topic 815): (Part I) Accounting for Certain Financial Instruments with Down Round Features, (Part II) Replacement of the Indefinite Deferral for Mandatorily Redeemable Financial Instruments of Certain Nonpublic Entities and Certain Mandatorily Redeemable Noncontrolling Interests with a Scope Exception. ASU 2017-11 is intended to reduce the complexity associated with the issuer’s accounting for certain financial instruments with characteristics of liabilities and equity. Specifically, the Board determined that a down round feature (as defined) would no longer cause a freestanding equity-linked financial instrument (or an embedded conversion option) to be accounted for as a derivative liability at fair value with changes in fair value recognized in current earnings. For public business entities, ASU 2017-11 is effective for fiscal years, and interim periods within fiscal years beginning after beginning after December 15, 2018. Early adoption is permitted. The Company elected to adopt ASU 2017-11 during the year ended December 31, 2017. While there is no effect to prior years requiring a cumulative-effect adjustment to the Company’s beginning accumulated deficit, the Company had not yet adopted this ASU while reporting semi-annual information on the Company’s Form 1-SA Filing. Accordingly, within such filing, the Company reported a warrant liability of $317,571. Had the Company adopted this ASU at the time of such filing, the warrant liability would have been eliminated with a corresponding reduction in additional paid-in capital for a like amount.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our consolidated financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	December 31, 2017	December 31, 2016
Furniture and equipment	$44,149	$29,352
Leasehold improvements	39,000	15,500
Construction in progress	1,431,000	—
	1,514,149	44,852
Accumulated depreciation	(18,457)	(17,744)
	$1,495,692	$27,108

Depreciation expense for the years ended December 31, 2017 and 2016 was $16,213 and $11,122 respectively.

NOTE 4 – DEBT

During the year ended December 31, 2015, the Company entered into a convertible debt agreement with an entity co-owned by our Chief Executive Officer for $150,000. The note bore interest at 3.25% per annum with a 6% default rate. The note was convertible at the earliest of the following events: (1) the consumption of an investment by an institutional investor or corporate strategic investor through a single transaction or related series of transactions in aggregate of over $500,000; (2) change in ownership of over 50%; and (3) the date that was five years subsequent to the note’s effective date. The conversion price was equal to $20,000,000 divided by the aggregate number of shares of the Company’s common stock on the date of conversion. During the year ended December 31, 2017, the Company repaid the convertible debt and related accrued interest in full.

During the year ended December 31, 2017, the Company entered into an equipment financing loan for $120,000 with a commercial institution. The note bears interest at 6% per annum, requires monthly payments of $2,350 starting in April 2018, and matures in March 2023. The loan is secured by the construction-in-progress asset which it was used to purchase.

Interest expense for the years ended December 31, 2017 and 2016 was $5,298 and $4,988, respectively.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Leases

During the year ended December 31, 2017, the Company entered into a new lease agreement for its facilities in Santa Monica, California. The lease has a term of three years and monthly lease payments ranging from $9,643 to $19,865. The Company records deferred rent based on straight-lining the rent over the term of the lease as either an asset or liability depending on the varying terms of the lease agreement. As of December 31, 2017, the Company had $4,162 in deferred rent included in other assets on the balance sheet. The following table summarizes the Company’s future minimum commitments under this lease agreement as of December 31, 2017:

2018	$209,907
2019	216,204
2020	79,461

Research and Development Agreement

In March 2017, the Company amended its research and development agreement with Phoenix Nuclear Labs, LLC (“PNL”) to set the final prototype price at $2,385,000 and the related payment schedule. In conjunction with the amended agreement, the Company committed to purchase at least six particle accelerators from PNL over the next three years.

During the year ended December 31, 2017, the Company made the first three milestone payments, totaling $1,431,000, related to the initial particle accelerator. As the initial particle accelerator will be used in production after initial testing, these payments were capitalized as construction in progress within property and equipment.

Cease-and-Desist Letter

During the year ended December 31, 2017, the Company received a cease-and-desist letter from one of its vendors, which alleged a breach of contract and included a demand for payment. The Company believes it has since uncovered a cross breach of contract and is in the process of determining the best course of action to move forward. As the Company believes a loss is not yet probable or reasonably estimable at this time, no liability has been accrued to date.

NOTE 6 – STOCKHOLDERS’ EQUITY

Common Stock

We have authorized the issuance of 200,000,000 shares of our common stock, each share having a par value of $0.0001.

During the year ended December 31, 2017, there were 3,899,121 shares of common stock sold. Of these, 3,370,549 shares of common stock were sold through the Company’s Regulation A (Tier 2) offering. The Company received gross cash proceeds of $4,876,456 and recognized a subscription receivable of $284,769, which was received in 2018, related to the sale of these shares. In connection with the Regulation A (Tier 2) offering, the Company recognized offering costs of $369,759, which reduced additional paid-in capital. As part of the offering, the Company is required to issue warrants to StartEngine Crowdfunding, Inc. See Warrant section below.

Additionally, during the year ended December 31, 2017, the Company issued 500,000 shares of common stock with a fair value of $760,000 for video production services, which are included within sales and marketing expenses. These shares were valued based on the selling price of common stock in the Company’s Regulation A (Tier 2) offering.

During the year ended December 31, 2016, there were 29,261,601 shares of common stock sold for proceeds of $1,570,100. The Company also issued 4,000,000 shares of common stock with a fair value of $304,000 to its Chief Executive Officer as part of his compensation, which is included within general and administrative expenses. The shares issued to the Chief Executive Officer were based on the price of common shares being sold to third parties, $0.076, at the time of issuance.

Stock Options

In 2014, our Board of Directors adopted the 2014 Equity Incentive Plan (the “2014 Plan”).  The 2014 Plan provides for the grant of equity awards to our directors, employees, and certain key consultants, including stock options to purchase shares of our common stock, stock appreciation rights (“SARs”), stock awards, and performance shares.  Up to 15,000,000 shares of our common stock may be issued pursuant to awards granted under the 2014 Plan, subject to adjustment in the event of stock splits and other similar events. The 2014 Plan is administered by our Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board.

During 2017, the Company granted 375,000 and 1,350,000 options to employees and contractors, respectively. During 2016, the Company granted 625,000 and 250,000 options to employees and contractors, respectively. Each option had a life of ten years, exercise prices ranging from $0.076 to $0.133, and vesting terms ranging from three to four years. For employees, the Company will expense the value of the options over the vesting period. For non-employees, the Company revalued the fair market value of the options at each reporting period under the provisions of ASC 505.  The Company valued the options using the Black-Scholes pricing model on the date of the grant for employee options and on the revaluation for contractor options using the following range of inputs.

	December 31, 2017	December 31, 2016
Expected life (years)	2.79 – 6.25	4.25 – 6.25
Risk-free interest rate	1.98 – 2.20%	1.00%
Expected volatility	80%	80%
Annual dividend yield	0%	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the related options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeiture rates.

The total initial grant date fair value of the options granted to employees during the years ended December 31, 2017 and 2016 was $549,000 and $28,500, which will be recognized over the vesting terms. Options issued to consultants will be revalued periodically based on the guidance of ASC 505. See below for total stock option compensation.

A summary of the Company’s stock options activity and related information is as follows:

		Weighted	Weighted Average
	Number of	Average Exercise	Remaining
	Shares	Price	Contractual Term
Outstanding at December 31, 2015	10,785,000	$0.13	8.2
Granted	875,000	0.13	10.0
Exercised	—	—	—
Expired/Cancelled	(50,000)	0.13	8.5
Outstanding at December 31, 2016	11,610,000	0.13	7.3
Granted	1,725,000	0.08	10.0
Exercised	—	—	—
Expired/Cancelled	(375,000)	0.13	7.1
Outstanding at December 31, 2017	12,960,000	$0.12	6.7

Exercisable at December 31, 2016	8,173,750	$0.13	8.2
Exercisable at December 31, 2017	11,401,771	$0.13	6.4

As of December 31, 2017 and 2016, there were 2,385,000 and 1,485,000 options, respectively, outstanding related to contractors.

As of December 31, 2017, there was approximately $387,218 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted to employees and directors under the Plan. That cost is expected to be recognized over the next three years as follows: $142,950 in 2018, $142,950 in 2019, and $101,318 in 2020.

Based on the current valuations, total unrecognized compensation costs related to non-vested share-based compensation arrangements with contractors totaled $1,426,059. Such compensation cost will change based on the revaluation of options issued to consultants under ASC 505 and will be recognized through 2019.

During the years ended December 31, 2017 and 2016, stock-based compensation was $2,384,045 and $336,097, respectively, and was included in the statement of operations as follows:

	Year Ended
	December 31,
	2017	2016
General and administrative	$1,443,099	$336,097
Sales and marketing	760,428	—
Research and development	180,518	—

Warrants

Based on monies raised through our Regulation A offering during the year ended December 31, 2017, the Company is required to issue 456,250 warrants to purchase shares of our common stock to StartEngine Crowdfunding, Inc. The warrants have an exercise price of $1.52 and a term of ten years. The warrants allow for adjustments to the exercise price and number of shares based on future stock dividends, stock splits, and subsequent non-exempt equity sales. During 2017 the Company adopted ASU 2017-11, which changes the classification analysis of certain equity-linked financial instruments (or embedded features) with down round features. Accordingly, the value of these warrants is contained within equity both increasing and decreasing additional paid-in capital for a net zero effect. The Company valued these warrants at approximately $567,000 using the Black-Scholes model, with similar inputs to those disclosed in the stock-option section above, with the exception that expected life was 10 years. The Company had previously recorded these warrants as a warrant liability during semi-annual interim reporting as disclosed in Note 3.

There are no other warrants outstanding as of December 31, 2017 and 2016.

NOTE 7 – RELATED PARTY TRANSACTIONS

In 2015, the Company entered into a convertible debt agreement with an entity co-owned by our Chief Executive Officer for $150,000. The convertible debt was repaid during the year ended December 31, 2017. See Note 4 for additional information.

NOTE 8 – INCOME TAXES

On December 22, 2017, the Tax Cuts and Jobs Act ("Tax Act") was signed into law in the U.S. The Tax Act has resulted in significant changes to the U.S. corporate income tax system. These changes include a federal statutory rate reduction from 35% to 21%, the elimination or reduction of certain domestic deductions and credits, and limitations on the deductibility of interest expense and executive compensation. These changes are effective beginning in 2018.

We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (“SAB 118”), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2017	2016
Current tax provision:
Federal	$—	$—
State	800	800
Total	800	800

Deferred tax provision:
Federal	(1,114,000)	(832,000)
State	(191,000)	(143,000)
Total	(1,305,000)	(975,000)
Valuation allowance	1,305,000	975,000
Total provision for income taxes	$800	$800

Reconciliations of the U.S. federal statutory rate to the actual tax rate are as follows for the period ended December 31:

	2017	2016
Federal tax benefit at statutory rate	34.0%	34.0%
Permanent differences:
State taxes, net of federal benefit	5.8%	5.8%
Stock compensation	-16.8%	-7.3%
Non-deductible entertainment	0.0%	-0.1%
Temporary differences:
Accounts payable and accrued liabilities	0.1%	0.6%
Other	-0.1%	0.5%
Change in valuation allowance	-23.0%	-32.5%
Total provision	0.0%	0.0%

The components of our deferred tax assets (liabilities) for federal and state income taxes consisted of the following as of December 31:

	Asset (Liability)
	2017	2016
Current:
Other	$13,000	$17,000

Noncurrent:
Net operating loss carryforwards	2,267,000	958,000
Valuation allowance	(2,280,000)	(975,000)
Net deferred tax asset	$—	$—

Based on federal tax returns filed, or to be filed, through December 31, 2017, we had available approximately $5,692,000 in U.S. tax net operating loss carryforwards, pursuant to the Tax Reform Act of 1986, which assesses the utilization of a Company’s net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.  Net operating loss carryforwards start to expire 2033 or 20 years for federal income and state tax reporting purposes.

The Company is subject to tax in the United States (“U.S.”) and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2013.  The Company currently is not under examination by any tax authority.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company has received approximately $577,000 in net proceeds related to its Regulation A (Tier 2) offering. Of this amount, approximately $285,000 relates to the collection of the subscription receivable outstanding as of December 31, 2017, and approximately $292,000 relates to the issuance of approximately 198,000 shares, net of fees incurred, in 2018.

The Company has evaluated subsequent events that occurred after December 31, 2017 through April 30, 2018, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

ITEM 8. EXHIBITS

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation*
2.2	Amendment to Certificate of Incorporation*
2.3	Bylaws*
2.4	First Amendment to Amended and Restated Bylaws*
6.1	Joint Development Agreement dated as of August 11, 2014 by and between Phoenix Nuclear Laboratories, LLC and the Company*
6.2	2014 Equity Incentive Plan*
6.3	Convertible Promissory Note with ReGen America Inc.*
6.4	First Amendment to Joint Development Agreement, Acknowledgement and Agreement as of March 10, 2017 by and between Phoenix Nuclear Laboratories, LLC and the Company*

* Previously filed

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Registrant	Rayton Solar, Inc.

Date: April 30, 2018	By:	/s/ Andrew Yakub
Andrew Yakub
Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Date: April 30, 2018	By:	/s/ Andrew Yakub
Andrew Yakub
Chief Executive Officer